July 14, 2025

VIA EDGAR

Office of Energy & Transportation
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jennifer O’Brien
Shannon Buskirk
John Coleman
Cheryl Brown
Karina Dorin

Re:	Aura Minerals Inc. Registration Statement on Form F-1, as amended File No. 333-287864

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aura Minerals Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-287864) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 2:30 p.m., Eastern Standard Time, on July 15, 2025, or as soon as practicable thereafter. The Company hereby authorizes Manuel Garciadiaz of Davis Polk & Wardwell LLP, counsel to the Company, to modify or withdraw this request for acceleration orally. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Garciadiaz at +1 212 450-6095 and that such effectiveness also be confirmed in writing.

Very truly yours,

Aura Minerals Inc.

By:	/s/ Joao Kleber Cardoso
	Name:	Joao Kleber Cardoso
	Title:	Chief Financial Officer